(LETTERHEAD OF DIGEX, INCORPORATED)



To:      Digex, Incorporated Stock Option Holders
From:    Howard Weizmann,
         Senior Vice President, Human Resources
Date:    August 27, 2003
Re:      MCI Tender Offer


Dear Option Holder:

     As I am sure you are aware, WorldCom, Inc.("MCI") has commenced a tender offer to purchase all outstanding shares of Class A Common Stock of Digex at a cash price of $0.80 per share. MCI's offer states that, if the minimum number of shares specified in the offer is tendered and the other conditions to the offer satisfied, after purchasing the shares tendered, MCI will effect a merger of Digex with a subsidiary of MCI. Once the merger is effected (which is anticipated to occur shortly after the purchase of shares in the tender offer), the shares of Digex Class A Common Stock will be extinguished and each share of Class A Common Stock will be converted into the right to receive $0.80 in cash.

     If the merger is consummated, your options to purchase shares of Digex Class A Common Stock will automatically be converted into an option to receive $0.80 in cash for each share of stock into which the option was previously exercisable at the same exercise price. Since the exercise price of all options, including any held by you, is significantly above $0.80 per share, it would not make economic sense for you to exercise your options. Accordingly, your options will have no effective value once the merger is consummated.